Katherine R. Kelly
Senior Counsel, Corporate Securities

345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-605-9475
katherine.kelly@bms.com

Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 6010

Washington, DC 20549

August 27, 2009

Bristol-Myers Squibb Company

Form 10-K for the fiscal year ended December 31, 2008, Filed February 20, 2009

File No. 001-01136

Dear Mr. Riedler:

This letter (the “Supplemental Response Letter”) supplements the letter dated May 14, 2009 responding to the comment letter (the “Comment Letter”) dated April 13, 2009 regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”). We respectfully submit the following additional information and response with respect to the first comment contained in the Comment Letter. For the convenience of the Staff, we reproduce in bold the text of the comment and follow with our own supplemental response.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 2

1. Please file all your material agreements as exhibits to your Form 10-K. For example, you appear to be substantially dependent on sales of Plavix and Abilify.

As mentioned in our previous response letter, PLAVIX® was codeveloped and is jointly marketed by BMS and sanofi-aventis (“sanofi”). The parties’ rights and obligations with respect to this worldwide alliance are documented in a substantial number of agreements (more than 100 separate agreements) between and among BMS, sanofi and their respective affiliates. BMS copromotes ABILIFY® in the United States with Otsuka Pharmaceutical Co., Ltd. (“Otsuka”). The parties’ rights and obligations with respect to this alliance are documented in a Restated Development and Commercialization Collaboration Agreement, as amended to date, and a number of other related agreements.

Both the PLAVIX® and ABILIFY® alliances were entered into in the ordinary course of business. Nonetheless, we have determined that, based on current sales of PLAVIX® and ABILIFY®, BMS may be considered to be substantially dependent on these products.

On August 17, 2009, we filed the material agreements related to these alliances. We do not believe that, at this time, any other agreements related to these alliances are material contracts required to be filed in accordance with Item 601(b)(10) of Regulation S-K. We have attached our analysis of the materiality of these alliance agreements as Annex A and Annex B.

In connection with this supplemental response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Senior Counsel

2

Annex A

BMS’s Contractual Relationship with sanofi-aventis

I.	Introduction

In July 1993, Bristol-Myers Squibb Company (“BMS”) and Elf Sanofi, a predecessor of sanofi-aventis (“sanofi”), entered into a series of agreements defining the framework for the development and commercialization of clopidogrel (PLAVIX®/ISCOVER®) and irbesartan (AVAPRO®/AVALIDE®).1 A Development Agreement dated July 29, 1993 sets out the structure for the funding, development and clinical testing of two products, clopidogrel and irbesartan, with sanofi taking the lead for clopidogrel and BMS for irbesartan.

The Development Agreement was supplemented by two Master Territory Agreements of the same date, which set out the terms and conditions for the development, manufacturing and commercialization of the products in two territories called “Territory A” and “Territory B”. Generally, Territory A covers all of Europe (including the EU), Africa and Asia. Territory B covers North America, Central America and the West Indies, South America and Oceania. Japan is not covered by the Alliance. At the time of the 1993 Agreement, the two compounds were being studied in the clinical trial setting and had not yet received marketing approval from the health authorities.

In 1997, BMS and sanofi restructured and finalized the legal and financial aspects for their co-development and commercialization of the two products, and entered into the core agreements which currently govern their relationship. Both of the products were first approved in 1997. The two Master Territory Agreements described above were superseded and replaced by a more detailed legal and operational structure for the development, manufacturing and commercialization of the products in Territory A and B. Many of the agreements are specific to the particular product. The structure related to clopidogrel is set forth in a series of alliance agreements and other related partnership, IP and supply, and know-how agreements, effective as of January 1, 1997.

Under the terms of the 1997 agreements, sanofi holds a slight majority interest in and has operating control of the Territory A Partnership. BMS holds a slight majority interest in and has operating control of the Territory B Partnership. The agreements relating to Territory A, for the most part, are mirror images of the agreements relating to Territory B.

The Company’s alliance with sanofi for clopidogrel and irbesartan was entered into in the ordinary course of business. Nonetheless, we have determined that, based on current net sales, BMS may be considered to be substantially dependent on clopidogrel. BMS is not substantially dependent on irbesartan.

[1]	Sanofi’s U.S. development partner Sterling Winthrop Inc. (“Sterling”) was also a party to this agreement. In September 1994, sanofi acquired all of Sterling’s rights under the agreement.

II.	Material Agreements

In its previous filings with the Securities and Exchange Commission, BMS has described the material terms of the agreements relating to clopidogrel. The initial framework agreement is the 1993 Development Agreement. This agreement was then extensively supplemented by nine agreements signed in 1997 and two amendments signed in 2001 (the “Core Agreements”). Six of these agreements related to Territory A and five relate to Territory B. These eleven agreements set forth the principal terms currently governing the Parties’ relationship with respect to clopidogrel. Defined terms that are not defined herein have the meaning ascribed to them in the Core Agreements.

Partnership Agreements

•

Statuts of Sanofi Pharma Bristol-Myers Squibb, a societe en nom collectif organized under French law between Sanofi Participations, a societe anonyme, and BMS Investco S.A.S. (“Statuts”) dated as of June 6, 1997. Statuts is translated to mean the By-Laws for the Partnership.

•

Reglement Interieur of Sanofi Pharma Bristol-Myers Squibb, SNC (“Reglement Interieur”) dated June 6, 1997 and effective as of January 1, 1997. Reglement Interieur is translated to mean the Internal Regulations of the Partnership. The Statuts and the Reglement Interieur comprise and are referred to as the “Territory A Partnership”.

•

Partnership Agreement of Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership between Sanofi Pharmaceuticals, Inc. and Bristol-Myers Squibb Company Investco, Inc. dated as of January 1, 1997 (“Territory B Partnership”).

Alliance Support Agreements

•	Territory A Alliance Support Agreement between Sanofi and Bristol-Myers Squibb Company dated as of January 1, 1997.

•	Amendment No. 1 to the Territory A Alliance Support Agreement between Sanofi-Synthelabo and Bristol-Myers Squibb Company dated as of October 17, 2001.

•	Territory B Alliance Support Agreement between Sanofi and Bristol-Myers Squibb Company dated as of January 1, 1997.

•	Amendment No. 1 to the Territory B Alliance Support Agreement between Sanofi-Synthelabo and Bristol-Myers Squibb Company dated as of October 17, 2001.

Intellectual Property and Supply Agreements

•	Clopidogrel Intellectual Property License and Supply Agreement between Sanofi and Sanofi Pharma Bristol-Myers Squibb SNC (“Territory A IP and Supply Agreement”) dated as of January 1, 1997.

•

Clopidogrel Intellectual Property License and Supply Agreement between Sanofi and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership (“Territory B IP and Supply Agreement”) dated as of January 1, 1997.

Know-How Agreements

•	Product Know-How License Agreement among Sanofi, Bristol-Myers Squibb Company and Sanofi Pharma Bristol-Myers Squibb (“Territory A Product Know-How License Agreement”) dated as of January 1, 1997.

•

Product Know-How License Agreement among Sanofi, Bristol-Myers Squibb Company and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership (“Territory B Product Know-How License Agreement”) dated as of January 1, 1997.

III.	Overview of Material Agreements

A.	Partnership Agreements for Territories A and B

Territory A

Territory A is managed by Sanofi Pharma Bristol-Myers Squibb, a societe en nom collectif organized under French law, which is owned 50.1% by Sanofi Participations SAS and 49.9% by BMS Investco S.A.S. (See Statuts, Section 7.2; Reglement Interieur, Section 4.2(b)). This Partnership was established to develop, manufacture, commercialize and sell clopidogrel and irbesartan in Territory A, and sells finished products (i) to sanofi local affiliates or joint ventures (between BMS and sanofi local affiliates) in markets where BMS and sanofi co-promote and (ii) to each Party’s local affiliates in markets where they co-market. (See Statuts, Article 3; Reglement Interieur, Article 4).

The Statuts and Reglement Interieur contain the main provisions governing the Territory A Partnership. There are additional implementing agreements, which operationalize the legal entity, Sanofi Pharma Bristol-Myers Squibb SNC. These agreements are primarily in French as the legal entity was established and operates under French law.

Territory B

Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership, a Delaware partnership (the “Territory B Partnership”), was established to develop, manufacture, commercialize and sell clopidogrel and irbesartan in Territory B, and is the partnership which manages the clopidogrel business in Territory B and the irbesartan business for all countries in Territory B other than the U.S. It is owned 50.1% by Bristol-Myers Squibb Investco, LLC (formerly Bristol-Myers Squibb Company Investco, Inc.), a wholly-owned subsidiary of Bristol-Myers Squibb Company, and 49.9% by sanofi-aventis U.S., LLC (formerly Sanofi Pharmaceuticals, Inc.). (See Territory B Partnership Agreement, Section 3.2). It sells finished product (i) to BMS local affiliates or joint ventures (between BMS and sanofi local affiliates) in markets where BMS and sanofi co-promote (such as the Bristol-Myers Squibb/Sanofi Pharmaceuticals Partnership, which sells and markets clopidogrel to customers in the U.S.) and (ii) to each Party’s local affiliates in markets where they co-market.

Co-Promotion and Co-Marketing Entities

The Partnership Agreements set forth a structure whereby the Parties decide whether clopidogrel and irbesartan will be co-promoted or co-marketed in a particular country in either Territory A or B. Co-promotion refers to both Parties commercializing the same brand of product, and co-marketing refers to the Parties commercializing two separate brands of the product. When the Parties, through the appropriately designated committee, determine that a country in either Territory A or B should be a co-promotion country, then a joint venture marketing entity (either a joint venture or partnership, as appropriate) is to be established in such country. (See Reglement Interieur, Section 4.2(b); Territory B Partnership Agreement, Section 8.02(b)). The Partnership Agreements also set forth the framework in which each of the countries are to pursue the commercialization strategy and marketing plans for clopidogrel. (See Reglement Interieur, Section 4.2(a); Territory B Partnership Agreement, Section 8.02(a)). If the Parties determine that co-marketing is appropriate for a country, then co-distribution in the country occurs, and the appropriate entities are identified and legal documents executed. (See Reglement Interieur, Section 4.2(c), Territory B Partnership Agreement, Section 8.02(c)). In addition, each marketing entity for a given country purchases finished Products from the Partnership for its Territory pursuant to a distribution agreement (or similar agreement) between that entity and the Partnership. (See Reglement Interieur, Sections 4.2(b) and 4.2(c); Territory B Partnership Agreement, Section 8.01).

Currently, BMS participates in the promotion and sale of clopidogrel in the following countries through the following local country arrangements (any countries not listed are ones where either BMS has opted out of co-promotion and receives a royalty from sanofi on sales in that country or BMS is not currently marketing the product):

Territory A

Co-promotion	Co-marketing
France
UK	Germany
Ireland	Spain
Scandinavia	Greece
Italy
Belgium
Netherlands
Portugal
Austria
Switzerland
Turkey
Korea
Taiwan
Singapore
Malaysia
Hong Kong

Territory B

Co-promotion	Co-marketing
US	Mexico
Puerto Rico	Brazil
Canada	Colombia
Argentina
Australia

1.	Participation in Profits and Losses

The Territory B Partnership agreement provides that, for Territory B, BMS books sales in those countries where the Parties co-promote and in those countries where it makes sales as a local co-marketer. The Territory A Partnership provides that for Territory A, BMS books sales only in those countries where it makes sales as a co-marketer. There is no sharing in revenues. As the owner of a 50.1% majority controlling interest in the Territory B Partnership and the operating partner for this territory, in accordance with U.S. generally accepted accounting principles, BMS consolidates all country partnership results for this territory and records sanofi’s share of the results as a noncontrolling interest.

Net income (or loss) in each of the Territory A and B Partnerships is allocated pro rata in accordance with a Party’s respective 50.1/49.9 interests in that Partnership. (See Territory A—Statuts, Section 7.2 and Reglement Interieur, Section 4.2(b); Territory B Partnership Agreement, Section 4.01).

Services provided by a Party to the Territory A and B Partnerships or to the Local Country Joint Ventures (“JVs”) are reimbursed pursuant to agreements between such Party and the applicable Partnership/JV.

2.	Territory Management Committee

A Territory Management Committee (“TMC”) is established under each of the Territory A and Territory B Partnership Agreements that governs the business and operational policies of the Partnership. It has equal membership, although BMS has the deciding vote in Territory B, as does sanofi in Territory A. Neither Party has a deciding vote on matters related to selling effort allocation in Co-Promotion countries. (See Territory A Reglement Interieur, Section 2.1 and Territory B Partnership Agreement—Article 7). More specifically, each TMC is responsible for:

•

monitoring and ensuring implementation of the policies and strategies approved by the ASC (as defined below), the LSC (as defined below) and the Functional Committees, and ensuring that the actions of the Partnership and its assigns and sub-licensees are consistent with such policies and strategies;

•	providing direction to and ensuring the coordination of the Co-Promotion Entities and other Marketing Entities regarding policy and Product issues;

•	aggregating the Annual Budgetary Targets and Long-Range Plans of the Co-Promotion Entities;

•	monitoring the aggregate budgets of the Co-Promotion Entities within a 10% variance and informing both Partners of any deviation there from;

•	monitoring the sales and market shares of each of the Products in each country in Territory B;

•	reviewing the marketing plans of the Marketing Entities and the manufacturing and sourcing plans for Territory B; and

•	approving the selling effort allocation between the Partners’ local Affiliates in each country in which there will be Co-Promotion.

(See Territory A Partnership Agreement, Section 2.1; and Territory B Partnership Agreement, Section 7.01). The composition of the TMCs and the rules which govern decision making also are set forth in the Partnership Agreements. (See Territory A Partnership Agreement, Section 2.1-2.3, and Territory B Partnership Agreement, Section 7.02 and 7.03). The TMCs implement the decisions of the ASC and LSC outlined below in further detail.

3.	Local Management Committees

Where the parties sell and promote finished Product in a country through a local country JV, a Local Management Committee (“LMC”) is established to govern all operational local activities and decisions related to the commercialization of clopidogrel in that country, including the adoption of an annual marketing plan and call plan and the adoption of a local country budget. (See Territory A Partnership Agreement, Section 4, and Territory B Partnership Agreement, Section 7).

4.	IP costs

Costs of IP litigation are to be borne by the Territory A and B Partnerships. (See Territory B Partnership Agreement, Section 8.07).

5.	Governing Law

The Territory B Partnership agreement is governed by Delaware law. (See Territory B Partnership Agreement, Section 12.02) The Territory A Partnership agreement is governed by French law. (See Reglement Interieur, Section 7.2)

B.	Alliance Support Agreements for Territory A and B

The Alliance Support Agreements set forth and provide the detailed framework that is govern the relationship between the Parties.

1.	Alliance Strategy Committee

The Agreements describe the Alliance Strategy Committee (“ASC”), which is set up with a broad range of responsibility, to take strategic decisions critical to the relationship between the Parties and the development and commercialization of the products. (See Territory A and B Alliance Support Agreements, Section 3.01). BMS and sanofi are equally represented on each Strategic Committee and each Functional Committee, and all decisions and recommendations are made by consensus between the designated BMS and sanofi representatives. (See Territory A and B Alliance Support Agreements, Section 3.07)

The ASC’s powers and responsibilities are described in Article III of the Territory A and B Alliance Support Agreements. The Committee Composition and Decision Making authorities are outlined in Article III, Sections 3.05 and 3.06 of these Agreements. The ASC generally establishes global budgets, manufacturing plans and the commercial structures of local marketing entities. More specifically, the ASC is responsible for:

•	the approval of Annual Budgetary Targets and Long-Range Plans and the Territory A and B budgets;

•	establishment of the manufacturing plan for Territory A and B and coordination of such manufacturing plan with the manufacturing plan for Territory A and B;

•

selection of the commercial structures to be employed by the Parties’ local affiliates (typically, either as partners in a co-promotion relationship or as separate co-marketers) to sell and promote the Products in each country in a Territory; and

•

resolution of any disagreement of the Territory Management Committee concerning the allocation of selling responsibilities of the local Affiliates of the Parties in any country where there is Co-Promotion of a Product. (See Territory A and B Alliance Support Agreements, Article III, Sections 3.01 (i)-(iii).

Two Functional Committees, which also have equal membership, operate under the general oversight of the ASC: the Finance Committee and the Manufacturing and Sourcing Committee. The Finance Committee, inter alia, has responsibility for proposing, implementing and modifying legal and tax operating structures in each country. The Manufacturing and Sourcing Committee, inter alia, has responsibility for setting the manufacturing fee for processing bulk into finished product. (See Territory A and B Alliance Support Agreements, Article III, Sections 3.02, 3.03 and 3.04.)

2.	Budgetary process

The Territory A and B Alliance Support Agreements also set forth the budgetary process that is to be followed in setting Annual Budgetary Targets and developing Long-Range Plans (See Territory A and B Alliance Support Agreements, Article IV, Section 4.01).

3.	Ownership of Marketing Registrations and Rules regarding Co-Promotion

The Territory A and B Alliance Support Agreements provide that the marketing registrations are to be made in the name of sanofi, except in those countries where the product is to be co-marketed. (See Territory A and B Alliance Agreements, Article V, Section 5.07). The Parties are also required to transfer to the co-promotion entities that are to be set up in each of the countries the necessary resources to market, promote, sell and distribute the products. (See Territory A and B Alliance Support Agreements, Article V, Section 5.08). These provisions further supplement the general provisions set forth in the Territory A and Territory B Partnership Agreements (as described above in Section B). The Partnership and Alliance Support Agreements anticipate that implementing and operational agreements are needed at a country level. These country agreements are not in themselves deemed material to the overall relationship between the two companies.

4.	Term and Termination

The term and termination of the Agreements is set forth in the Alliance Support Agreements. The Alliance Support Agreements expire with respect to each product in their respective Territory on the later of (i) 15 years following the first commercial sale of such product or (ii) the expiration of all patents relating to clopidogrel in any country within the Territory (and all other de jure exclusivity for clopidogrel has expired as well). (See Territory A and B Alliance Support Agreements, Article 7, Section 7.01) With respect to clopidogrel, this means that the agreements expire on the latest of 2013 or the expiration of all patents and other exclusivity rights in the applicable territory. Upon termination of a Product in a Territory, the term of the Alliance Support Agreement for such Product may be renewed for successive three-year terms, by mutual agreement of the Parties, no later than 24 months prior to the expiration of the term then in effect.

The Alliance arrangements may be terminated by the Company or sanofi, either in whole or in any affected country or Territory, depending on the circumstances, in the event of (i) voluntary or involuntary bankruptcy or insolvency, which in the case of involuntary bankruptcy continues for 60 days or an order or decree approving same continues unstayed and in effect for 30 days; (ii) a material breach of an obligation under a major alliance agreement that remains uncured for 30 days following notice of the breach except where commencement and diligent prosecution of cure has occurred within 30 days after notice; (iii) deadlocks of one of the Senior Committees which render the continued commercialization of the product impossible in a given country or Territory; (iv) an increase in the combined cost of goods and royalty which exceeds a specified percentage of the net selling price of the product; or (v) a good faith determination by the terminating party that commercialization of a product should be terminated for reasons of patient safety. (See Territory A and B Alliance Support Agreements, Sections 7.02 et seq.)

In the case of each of these termination rights, the agreements include provisions for the termination of the relevant alliance with respect to the applicable product in the applicable country or territory or, in the case of a termination due to bankruptcy or insolvency or material breach, both products in the applicable territory. Each of these termination procedures is slightly different; however, in all events, the Company could lose all rights to either or both products, as applicable, in the relevant country or territory even in the case of a bankruptcy or insolvency or material breach where the Company is not the defaulting party.

5.	Committee Deadlocks

A procedure is established in Section 3.06 of the Alliance Support Agreements to resolve deadlocks on all the committees. If the parties are unable to resolve such deadlock, a party may seek to terminate the agreement in the affected countries (or globally, if the dispute is a global one) regarding the affected Product, but only if the dispute is one which renders it impossible for the continued commercialization of the affected Product to proceed.

6.	Dispute Resolution and Governing Law

Disputes are to be resolved through arbitration under ICC rules conducted in Paris in English. (See Territory A and B Alliance Support Agreements, Section 8.04)

The Alliance Support Agreements are governed by New York law. (See Territory A and B Alliance Support Agreements, Section 8.02)

7.	Transfers of interests

Transfers of interests in the partnerships require the written consent of the other party, which may be withheld in sole discretion. (See Territory A and B Alliance Support Agreements, Section 8.09). However, either party may assign its interest to an affiliate, including one created by reorganization. (See Territory A and B Alliance Support Agreements, Section 8.08).

8.	Non-compete provision

During the term of the Alliance Support Agreements and for three years thereafter, neither BMS nor sanofi may develop or market a product belonging to the chemical class thienopyridines, which acts as an anti-platelet agent. (See Territory A and B Alliance Support Agreements, Section 5.02). The non-compete provisions were further clarified and set out in Amendment No. 1 to the Territory A and B Alliance Support Agreements (paragraph 5).

C.	Intellectual Property and Supply Agreements

1.	Exclusive License

Under the terms of the Territory B IP and Supply Agreement, sanofi granted an exclusive license to the Territory B Partnership under its applicable patent rights, know-how and trademarks existing on the date of the Agreement to make, use, sell and develop new products and line extensions to the Territory B Partnership for a Discovery Royalty and Supply Payment. (See Territory B IP and Supply Agreement, Section 2.1). The Territory B Partnership owns the IP on any subsequent product improvements. Similar provisions exist for the Territory A Partnership.

2.	Manufacturing/Supply of Bulk Clopidogrel

During the Exclusive Supply Period, a sanofi affiliate is required to supply each Partnership’s entire clopidogrel bulk requirements to the Partnership. (See Territory A and B IP and Supply Agreements, Section 3.1). Section 3.3 of the Territory A and B IP and Supply Agreements provide that the Parties shall agree on the other terms and condition for the supply of the Clopidogrel bulk during the Exclusive Supply Period, including without limitation, the payment mechanism thereof. The Cost of Bulk is set forth in a schedule attached to license agreement, and is included in the Net Sales payment made to sanofi by the Territory B Partnership. The Exclusive Supply Period runs until either (i) sanofi exercises a right to terminate its exclusive bulk supply right whenever the cost of bulk exceeds a designated percentage of Net Sales computed over two consecutive quarters or (ii) if a competing product has reached a specified market penetrative in a given Territory. (See Territory A and B IP and Supply Agreements, Section 3.3). In such event, the Manufacturing and Sourcing Committee will select a Party or Third Party that can provide the most competitive price for a commitment term of at least one year; provided, that if termination occurred under (ii), sanofi can retain the exclusive supply obligation as long as its price is competitive with the lowest price offered by BMS or a third party. (See Territory A and B IP and Supply Agreements, Section 3.3).

During the Exclusive Supply Period, BMS shall notify sanofi of any proposed improvements to the manufacturing process and must offer sanofi the right to participate in developing such improvement by financing 50% of development costs. (See Territory A and B IP and Supply Agreements, Section 3.5). BMS and sanofi will share equally in the economic benefits of such developments. The patents on such development(s) will be held by BMS if the process has applications other than the manufacture of clopidogrel (with a license for such use granted to sanofi) and by sanofi if the process applies only to clopidogrel. (See Territory A and B IP and Supply Agreements, Section 3.5).

3.	Remuneration

Sanofi receives from the Partnership as Discoverer’s Remuneration a specified percentage of Net Sales of clopidogrel, which includes payment for both the Discovery Royalty and Supply Payment for bulk. (See Territory A and B IP and Supply Agreements, Section 6.1). Upon the expiry of effective exclusivity for clopidogrel, the Discoverer’s Remuneration is to be adjusted pursuant to a formula related to the cost of bulk. (See Territory A and B IP and Supply Agreements, Section 6.2).

E.	Know-How Agreements

Under the terms of the Territory B Product Know-How License Agreement BMS and sanofi each granted an exclusive license to the Territory B Partnership under Developed Know-How to make, use, sell and develop clopidogrel and irbesartan, including indications and line extensions. Similar provisions exist under the terms of the Territory A Product Know-How License Agreement for the Territory A Partnership.

1.	Development Royalty

The Territory A and B Partnerships pay a development royalty on Net Sales of clopidogrel. (See Territory A and B Product Know-How License Agreements, Section 5.1).

2.	The License Steering Committee

The Know-How Agreements describe the License Steering Committee (“LSC”). The LSC generally is responsible for ensuring the proper use of the Developed Know-How for the commercialization and further development of clopidogrel. This Committee is outlined in the Territory A and B Product Know-How License Agreements (Article 6). Specifically, the LSC has responsibility for establishing target product profiles, claims structures and dosages, developing core positioning strategies and key messages, setting overall pricing guidelines, and approving overall strategy and expenses for Phase IIIB, new indication and line extension studies. (See Territory A and B Product Know-How License Agreements, Article 6.1).

The LSC has three Functional Committees: the Marketing Working Group, the Development Committee and the Regulatory Committee. The parties have equal representation on all committees. (See Territory A and B Product Know-How License Agreements, Articles 6.1, 6.2, 6.3, 6.4 and 6.5).

IV.	Overview of Other Agreements Signed by the Parties

The Core Agreements, described above, require implementing and operational agreements in a number of different areas. It is estimated that more than 100 implementing and operational agreements have been signed in accordance with the terms, conditions and stipulations set forth in the core agreements. None of these implementing agreements significantly changes the governance structure, economics or rights and remedies prescribed by the Core Agreements. Set forth below is a discussion of the different types of implementing agreements.

A. Agreements relating to co-promotion and co-marketing: The large majority of the more than 100 agreements signed by the Parties relate to agreements needed at a country level to operationalize the co-promotion/co-marketing model/structure. These agreements include joint venture or partnership agreements, which reflect the structure for such arrangements at a country level, and distribution and commercialization agreements also described in the Core Agreements. In effect, the arrangements at the Territory A and B level are re-created in a country setting. These include service agreements provided by the local affiliates to the co-promotion entity in a co-promotion country.

B. Manufacturing: Several agreements were entered into between the Territory A and B Partnerships with BMS and sanofi in order for the Partnerships to obtain supply of clopidogrel. In Territory B, Sanofi Winthrop Industries supplies bulk clopidogrel to the Territory B Partnership. The Territory B Partnership has agreements with BMS affiliates for the production of finished packaged clopidogrel. Sanofi Winthrop Industries supplies the Territory A Partnership with finished packaged clopidogrel. These agreements generally specify how product is to be supplied and the procedures used for ordering products, communicating forecasts, shipping, handling of rejected product, and related logistical issues. The agreements do not change the manufacturing and supply terms of the Intellectual Property and Supply Agreements nor do they change the economic terms of the core agreements. Instead, they provide the logistical details to implement the terms agreed to in the core agreements.

C. Implementing and Operational Agreements: The core agreements also anticipate that a number of implementing agreements in various areas are needed for administrative and operating services reasons, and directs the Parties to enter into separate agreements as required. For example, the Territory B Partnership Agreement states that the administrative and operating services required by the Partnership shall be provided pursuant to a partnership services agreement to be entered into between the Partnership and E.R. Squibb & Sons, LLC (formerly, E.R. Squibb & Sons, Inc., a wholly owned subsidiary of Bristol-Myers Squibb) (See Territory B Partnership Agreement, Section 8.04). Similarly, the Parties were also directed by the Partnership Agreement to enter into a Development Services Agreement (See Territory B Partnership Agreement, Section 8.05). In addition, with regard to issues such as safety, the Parties agree that adverse events and serious adverse events will be tracked and reported. (See Territory A and B Know-How Product License Agreement, Section 8.1). Additionally separate agreements setting forth the precise obligations of the Parties have been signed to fully operationalize the requirements of the core agreements as required under local laws and regulations.

D. Agreements that Implement Partnership, Joint Venture, Supply and Distribution Agreements: As described in Paragraph C above, the core agreements also anticipate that separate agreements will be entered into to, inter alia, operationalize terms in the Partnerships related to the setting up of the partnerships themselves, partnerships and/or joint venture and distribution agreements at country level. Additional supply agreements are envisaged by the IP and Supply Agreements. These additional agreements implement the arrangements previously agreed to by the Parties in the core agreements.

E. Agreements relating to Irbesartan specifically. A number of agreements relate specifically to irbesartan, which is a product separate and apart from clopidogrel. As discussed above, we have determined that BMS is not substantially dependent on irbesartan. The two compounds were referred to in the initial agreements, but the multitude of agreements that relate specifically to irbesartan are not provided (although for the most part, most irbesartan agreements either mirror or are part of the Territory A and B Alliance Support Agreements, IP and Supply and Know-How Licenses that govern the clopidogrel relationship).

Annex B

BMS’s Contractual Relationship with Otsuka Pharmaceutical Co., Ltd.

I.	Introduction

In September 1999, Bristol-Myers Squibb Company (the “Company” or “BMS”) and Otsuka Pharmaceutical Co., Ltd. (“Otsuka”) entered into a Development and Commercialization Collaboration Agreement (“Agreement”) for the development and commercialization of aripiprazole (ABILIFY®). The Agreement was amended and restated in 2001 by the Restated Development and Commercialization Collaboration Agreement dated October 23, 2001 (“Restated Agreement”).

Since 2001, BMS and Otsuka have amended the Restated Agreement five times: in March 2003, June 2003, September 2006, October 2007, and April 2009. The first, second and fourth amendments merely set forth details implementing or supplementing certain provisions of the Restated Agreement, mostly related to cash flow procedures and distributor relationships in certain EU countries. Amendment No. 3 and Amendment No. 5, on the other hand, significantly alter the respective rights of the parties: Amendment No. 3 restates the parties’ rights with respect to responsibility for patent infringement actions and Amendment No. 5 extends the terms of the agreement for ABILIFY® in the United States (“U.S.”). Concurrently with Amendment No. 5, in April 2009, the parties also entered into a separate agreement to collaborate on two oncology compounds, dasatinib (SPRYCEL®) and ixabepilone (IXEMPRA®).

The Company’s ABILIFY® alliance and oncology collaboration with Otsuka were entered into in the ordinary course of business. Nonetheless, we have determined that, based on current net sales, BMS may be considered to be substantially dependent on ABILIFY®. BMS is not substantially dependent on either SPRYCEL® or IXEMPRA®.

II.	Material Agreements

In its previous filings with the Securities and Exchange Commission, BMS has described the material terms of the agreements relating to ABILIFY®. As mentioned above, the Restated Agreement sets forth the principal terms currently governing the parties’ relationship with respect to ABILIFY® globally, Amendment No. 3 amends and restates the respective rights of the parties with respect to responsibility for patent infringement actions, and Amendment No. 5 sets forth the principal terms of the agreement to extend the U.S. ABILIFY® collaboration.

A. Restated Agreement, as Amended

The Restated Agreement, as amended, sets forth the general principles that govern the collaboration, including, among other things, product development and regulatory matters (see Article 4), commercialization (see Article 5), patent rights and the outline for handling patent infringement actions (see Article 8), and term and termination provisions (see Article 12).

1. Scope of collaboration

The collaboration specifically covers the compound aripiprazole, which has been developed by the parties into the product ABILIFY®.

The geographic scope of the collaboration is set forth in the Restated Agreement. BMS agreed to continue to develop and to commercialize ABILIFY® in the U.S. and the European Union (“EU”) in collaboration with Otsuka. Otsuka retained the right to co-promote in the U.S. and other co-promotion countries in the EU.1 Otsuka also retained the right to commercialize in Japan, China, North Korea, South Korea, Philippines, Thailand, Indonesia, Pakistan and Egypt (collectively, the “Reserved Territory”) and granted BMS an exclusive license to commercialize in the rest of the world. (See Restated Agreement, Article 2)

Currently, BMS participates in the promotion and sale of ABILIFY® in the following countries through the following local country arrangements:

Co-Promotion Countries	EU Countries Where BMS Affiliate is Distributor
US and territories	Austria
Spain	Belgium
Germany	Denmark
France	Finland
Greece
Hybrid Arrangement	Ireland
United Kingdom	Italy
Luxembourg
EU Accession Countries	Netherlands
Czech Republic	Norway
Hungary	Portugal
Poland	Sweden (and Liechtenstein)
Romania
EU Countries Where Distributor is Not BMS Affiliate
Bulgaria
Cyprus
Estonia
Iceland
Latvia
Lithuania
Malta
Slovakia
Slovenia

[1]	Co-promotion refers to both parties commercializing the same brand of product.

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2. Governance Matters

The Restated Agreement established two governance committees to oversee and manage product development and commercialization. A Product Development Committee (“PDC”) was established to coordinate, oversee and direct the development efforts and related regulatory matters for ABILIFY® throughout the world. More specifically, the PDC is responsible for decision-making and supervision of the implementation of all phases of the development process, including post-marketing development and all related regulatory matters. It has authority:

•	to determine necessary or advisable clinical studies to be conducted;

•	to modify the product development plan;

•	to discuss and agree upon the regulatory approval, including labeling, related strategies, and any issues or questions raised by any governmental agency or regulatory body;

•	to discuss and approve plans for development of new indications and formulations; and

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for decision-making regarding new indications and formulations, all pre-launch and post-launch clinical studies, pharmacoeconomic studies, registration and ongoing regulatory matters, product labeling, and chemistry, manufacture and control, but not including government reimbursement pricing.

(See Restated Agreement, Section 4.1.4)

The parties have equal representation and decision-making power with respect to all PDC matters. The PDC may establish subcommittees as appropriate and coordinates closely with the JCC (defined below). (See Restated Agreement, Section 4.1.2)

A Joint Commercialization Committee (“JCC”) was established to coordinate, oversee and direct the commercialization efforts (pre-launch and post-launch) throughout the world. The JCC specifically has jurisdiction over product forecasting, ordering, supply and inventory, price reimbursement and price and trademark selection and trade dress. It has the following responsibilities, among others:

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to develop, formulate and direct the overall strategy for the marketing and commercialization of the product in the territory and to coordinate the implementation of all approved marketing plans for the territory;

•	to make final decisions on all key issues regarding commercialization of product excluding those governed by the PDC;

•

to establish an overall strategy for the global commercialization (excluding the Reserved Territory) and to detail such strategy in an annual Territory Marketing Plan and in individual Marketing Plans;

•	to prepare and propose interim adjustments to any annual Territory Marketing Plan and individual Marketing Plans thereunder;

•	to prepare sales projections and oversee conduct of market research as necessary and appropriate;

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•	to coordinate the development, review and approval of training, sales and promotional materials;

•	to address pricing, reimbursement issues, rebates, discounts, return and customer credit and return matters and safety-related issues as appropriate and in full compliance with applicable laws;

•	to select advertising and public relations agencies and other vendors to assist in the development of promotional and press materials;

•	to select the trademark and trade dress;

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to approve procedures relating to the ordering, forecasting, supply, packaging and delivery of compound, bulk tablets and product globally (excluding the Reserved Territory), and determine appropriate product inventory levels; and

•	to perform such other functions as the parties may decide appropriate to further the commercial success of the product and the purposes of the Restated Agreement.

(See Restated Agreement, Section 5.1.4)

The parties have equal representation and participation on the JCC. Each party has one vote on the JCC and, in the event of a tie vote, BMS’s vote shall prevail, subject to certain limitations. (See Restated Agreement, Section 5.1.2) Amendment No. 5 amended this provision of the Restated Agreement such that commencing January 1, 2013, in the event of a tie vote, Otsuka’s vote shall prevail, subject to similar limitations. (See Amendment No. 5, Paragraph 8)

The JCC may establish subcommittees as appropriate and coordinates closely with the PDC. (See Restated Agreement, Sections 5.1.4(j) and (k))

3. Commercialization

The Restated Agreement sets forth the overall structure of the collaboration for the commercialization of ABILIFY® and the relationship between the parties. In the U.S. and the EU, Otsuka holds all ABILIFY® marketing authorizations, including the New Drug Application (“NDA”) in the U.S., and BMS covers all fees and expenses relating to obtaining and maintaining marketing authorizations. As previously discussed, BMS commercializes ABILIFY® in the US and EU and Otsuka retains the option to co-promote in co-promotion countries. Otsuka granted BMS a license to commercialize ABILIFY® in the rest of the world (excluding the Reserved Territory) as well. Otsuka reserved the exclusive worldwide right to manufacture the compound (or have it manufactured).

4. Payments and Disbursements of Proceeds

Subject to the modifications contained in Amendment No. 5 described more fully below, the Restated Agreement establishes the basic allocation of net sales of ABILIFY® between the parties, which in the U.S. and the EU is 65% to BMS and 35% to Otsuka. In addition, BMS pays a manufacturing royalty to Otsuka on all net sales in the U.S. In the rest of the world (excluding the Reserved Territory), BMS pays Otsuka a royalty on net sales.

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As noted above, these terms were modified for the U.S. in Amendment No. 5, commencing January 1, 2010. The basic allocation of ABILIFY® U.S. net sales between the parties in 2010 will be 58% to BMS and 42% to Otsuka. In 2011, the allocation will change to 53.5% to BMS and 46.5% to Otsuka. In 2012, it will change to 51.5% to BMs and 48.5% to Otsuka and in 2013 through the end of the extension term in 2015, the allocation will be based on the following tiered structure:

2013-2015 Annual Net Sales Tiers	% of Net Sales in Tier to BMS	% of Net Sales in Tier to Otsuka
$0 – $2,700,000,000	50%	50%
$2,700,000,001 – $3,200,000,000	20%	80%
$3,200,000,001 – $3,700,000,000	7%	93%
$3,700,000,001 – $4,000,000,000	2%	98%
$4,000,000,001 – $4,200,000,000	1%	99%
In excess of $4,200,000,000	20%	80%

Additionally, in April 2009, BMS paid to Otsuka an upfront payment of $400 million for extending the U.S. term of the agreement and BMS continues to pay a manufacturing royalty to Otsuka on all net sales in the U.S. through the extension term. (See Amendment No. 5, Paragraphs 4-5)

5. Manufacturing, Supply and Packaging

As previously mentioned, Otsuka retained the exclusive worldwide right to manufacture, or to have manufactured, active pharmaceutical ingredient relating to the product. (See e.g., Restated Agreement, Section 5.4.3(c)). BMS and BMS affiliates purchase active pharmaceutical ingredient from Otsuka and then formulate it into finished and packaged product for the U.S. and other countries, excluding the EU and the Reserved Territory at its own expense. Otsuka finishes and packages the product in the EU. The Restated Agreement contemplates that the parties or their affiliates shall enter into supply agreements to implement the supply terms of the Restated Agreement. (See Restated Agreement, Section 5.11.1 et seq.). Pursuant to Amendment No. 5, BMS shall retain the right to conduct manufacturing for the finished product for the remainder of the term of the collaboration, absent material breach.

6. IP Maintenance and Infringement

Pursuant to the Restated Agreement, Otsuka is responsible for maintaining worldwide patent rights for ABILIFY® and the parties agreed to cooperate in connection with prosecuting,

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obtaining, maintaining and extending ABILIFY®’s patent rights. (See Restated Agreement, Section 8.1 et seq.). Amendment No. 3 sets forth the respective rights of the parties with respect to patent infringement actions. (See Amendment No. 3, Paragraph 4)

7. Term and Termination Provisions

Pursuant to the Restated Agreement and Amendment No. 5, the agreement expires in April 2015 for the U.S., in June 2014 for the EU, and, for each other country where BMS has the exclusive right to sell ABILIFY®, the agreement expires on April 20, 2015 in all countries in the Rest of Territory except in those countries in which the Product retains market exclusivity resulting from one or more composition-of-matter patents, data exclusivity or other regulatory exclusivity, in which countries the term of the Restated Agreement shall expire upon the loss of such exclusivity or on April 20, 2015, whichever is later. Early termination is available based on the other party’s voluntary or involuntary bankruptcy, failure to make minimum payments, failure to commence the first commercial sale within three months after receipt of all necessary approvals and material breach. Early termination of the strategic alliance is immediate upon notice in the case of (i) voluntary bankruptcy, (ii) where minimum payments are not made to Otsuka, or (iii) first commercial sale has not occurred within three months after receipt of all necessary approvals, 30 days where a material breach has occurred (and not been cured or commencement of cure has not occurred within 90 days after notice of such material breach) and 90 days in the case where an involuntary bankruptcy petition has been filed (and not been dismissed). Termination is available to Otsuka upon 30 days notice in the event that BMS were to challenge Otsuka’s patent rights or, on a market-by-market basis, BMS were to market a product in direct competition with ABILIFY®. (See Restated Agreement, Section 12.1 et seq.)

In addition, the U.S. extension includes a change-of-control provision in the case of an acquisition of BMS. If the acquiring company does not have a competing product to ABILIFY®, then the new company will assume the ABILIFY® extension agreement as it exists today. If the acquiring company has a product that competes with ABILIFY®, Otsuka may elect to require that the acquiring company choose to divest ABILIFY® or the competing product. In the scenario where ABILIFY® is divested, Otsuka would be required to acquire BMS’s rights under the extension agreement according to a pre-determined schedule. The agreement also provides that in the event of a generic competitor to ABILIFY® during the extension term, BMS has the option of terminating the ABILIFY® extension. In such event, BMS would receive a payment from Otsuka according to a pre-determined schedule. (See Amendment No. 5, Paragraphs 10 and 12)

Upon termination or expiration of the alliance, the BMS does not retain any rights to ABILIFY®.

8. Dispute Resolution and Governing Law

Disputes are to be resolved through arbitration under ICC rules conducted in San Francisco, or such other location as mutually agreed by the parties, and in English. (See Restated Agreement, Section 14.1)

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The Restated Agreement is governed by Delaware law. (See Restated Agreement, Section 15.13)

III.	Overview of Other Agreements Signed by the Parties

The Restated Agreement, as amended, requires in a number of different areas implementing agreements. It is estimated that more than 20 implementing agreements have been signed in accordance with the terms, conditions and stipulations set forth in the core agreements. Set forth below is a discussion of the different types of implementing agreements.

A. Implementing or Supplementing Amendments to the Restated Agreement: The parties also entered into three other amendments to the Restated Agreement, which merely set forth details implementing or supplementing certain provisions of the Restated Agreement, mostly related to cash flow procedures and distributor relationships in certain EU countries.

B. Agreements relating to co-promotion/distribution: A number of agreements between the parties relate to agreements needed at a country level to operationalize the co-promotion or exclusive distributor model. These agreements include co-promotion agreements and supply and distribution agreements between the local BMS affiliate and Otsuka affiliate, as contemplated by the Restated Agreement.

C. Supply: Several agreements were entered into between the parties to specify how product is to be supplied and the procedures used for ordering products, communicating forecasts, shipping, handling of rejected product, and related logistical issues, as contemplated by the Restated Agreement. They provide the logistical details to implement the terms agreed to in the Restated Agreement.

D. Implementation and Operational Agreements: The Restated Agreement also anticipates that a number of implementing agreements in various areas are needed for administrative and operating services reasons. For example, with regard to issues such as safety, a Pharmacovigilance Agreement and Revised Pharmacovigilance Agreement have been executed. A Quality Agreement and a Quality Assurance Agreement have also been executed. The parties have also entered into post-termination supply and services agreements.

E. Agreements relating to the Oncology Collaboration: In April 2009, the parties entered into a global collaboration on two oncology products developed by BMS, which are products separate and apart from ABILIFY®. As discussed above, we have determined that BMS is not substantially dependent on SPRYCEL® or IXEMPRA®. The agreements related to the oncology collaboration are not provided.

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